Exhibit 99.2

Interim report for the first half of 2019 Zealand Pharma August 15, 2019

Forward-looking statements This presentation contains information pertaining to Zealand Pharma A/S (“Zealand"). Neither Zealand nor its management, directors, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient hereof, whether communicated in written or oral form. This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solic itation of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shal l there be any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of i ts distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation contains forward-looking statements that reflect management's current views with respect to Zealand's product candidates' development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial performance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward-looking statements. Zealand does not intend to update the presentation, including the forward-looking statements contained therein, following distribution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances ar ise that lead to changes compared to the date when these statements were provided. 1

Business& FinancialHighlights Emmanuel Dulac President and Chief Executive Officer 2

A pivotal moment for Zealand Pharma Approaching commercialization Establishing operations in the U.S. Accelerating late stage development Robust product pipeline including three late stage programs Establishing our Peptide Platform Founded in 1998 World-leading peptide platform, with two medicines brought to market Licensed partnerships 1998 - 2019 3 Fully integrated biotech company with medical and commercial operations Four potential product launches beginning in 2021 Dasiglucagon HypoPal® Rescue Pen for severe hypoglycemia Dasiglucagon for CHI Dasiglucagon for dual hormone artificial pancreas Glepaglutide for SBS 2020 and beyond

# Key Performance Metrics

## Financial results for H1 2019

DKK 19.9 million
Revenue

DKK 292.1 million
Net Operating Expenses

DKK -272.1 million
Net Operating Result

DKK 1,142.1 million
Cash including marketable securities

## 2019 Financial guidance[1]

DKK 580-600 million
Net Operating Expenses[2]

## Business highlights for Q2 2019 and the period thereafter

- Endpoints achieved in confirmatory Phase 3 study with **dasiglucagon HypoPal® rescue pen**
- Unprecedented glycemic control demonstrated in Phase 2 home-use clinical trial testing the iLet™ bionic pancreas with **dasiglucagon**
- Significant progress in Phase 3 program with **dasiglucagon** for treatment of CHI in children
- Continued steady progress in Phase 3 program with **glepaglutide** for SBS
- Phase 1 initiated with **ZP7570** as a potential next-generation novel treatment for SBS
- Emmanuel Dulac joins as Chief Executive Officer
- Andrew Parker departs from role as Chief Scientific Officer

[1] Updated as of H1 2019 financial report, changed from DKK 550-570 million.
[2] Net operating expenses consist of research, development and administrative expenses.

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ZEALAND PHARMA

Focus on our team • VP, Global Medical Affairs 5 Commercial Operations Initiated build-out of U.S. medical and commercial organization Ongoing recruitment for •President, Zealand Pharma U.S. •VP, U.S. Market Access •VP, Business Unit Lead •Sr. Dir./VP, U.S. Strategy, Planning and Operations Organization 16% increase YTD in headcount Management Chief Financial Officer Chief Scientific Officer •Recruitment progressing •Ivan M. Møller, interim CFO •Recruitment initiated •Rie S. Hansen, interim CSO

Maintaining financial strength to support our clinical programs Net Operating Expenses1 Strong cash position R&D and Administrative Expenses DKKm Cash and cash equivalents, restricted cash and marketable securities DKKm $m2 107 $m2 213 1.400 700 1.200 91 183 600 1.000 76 152 500 800 61 122 400 600 46 91 300 400 200 30 61 200 100 15 30 0 0 0 0 2014 2015 2016 2017 2018 2019 H1 2014 2015 2016 2017 2018 2019 H1 Guidance 3 R&D expenses Administrative expenses Cash and cash equivalents Restricted cash Marketable Securities 1 Net operating expenses consist of research, development and administrative expenses. 2 DKK/USD exchange rate used: June 30, 2019 = 6.5585. 3 FY financial guidance updated in H1 interim report. 6

R&DHighlights Adam Steensberg Chief Medical & Development Officer 7

# Three Phase 3 programs and a promising early pipeline

| Product Candidate | Indication |
|---|---|
| Glepaglutide GLP-2 Analog | Short bowel syndrome |
| ZP7570 GLP-1/GLP-2 Dual Agonist | Short bowel syndrome |
| Dasiglucagon HypoPal® Rescue Pen | Severe hypoglycemia |
| Dasiglucagon Rare Diseases | Congenital hyperinsulinism |
| Dasiglucagon Dual-hormone Pump Therapy | Diabetes management |
| GLP-1/GLU Dual Agonist | Obesity/Type 2 diabetes[1] |
| Amylin Analog | Obesity/Type 2 diabetes[2] |
| Complement C3 Inhibitor | Undisclosed[3] |
| GIP/GLP-1/Glucagon Mono/Dual/Triple | Undisclosed |
| Ion Channel Blockers | Undisclosed |


Pre-clinical
Phase 1
Phase 2
Phase 3
Registration

[1] Partnered with Boehringer Ingelheim. Zealand eligible for EUR 365m in outstanding milestones; [2] Partnered with Boehringer Ingelheim. Zealand eligible for EUR 283m in outstanding milestones. [3] Partnered with Alexion Pharmaceuticals: Zealand eligible for USD 610m in outstanding milestones.

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ZEALAND PHARMA

Glepaglutide for short bowel syndrome pivotal Phase 3 trial is on-track for 2020 results Pivotal Phase 3 Phase 2 results Evaluate once-and twice-weekly glepaglutide dosing over 24 weeks 1 Naimi, R.M., et al. Glepaglutide, a novel long-acting glucagon-like peptide-2 analogue, for patients with short bowel syndrome: a randomised phase 2 trial. The Lancet Gastroenterology & Hepatology, 2019. 9 24 of 129 patients randomized As of July 2019

Dasiglucagon HypoPal® rescue pen for treatment of severe hypoglycemia on-track for early 2020 Potential for fastest rescue from hypoglycemia NDA submission Progress toward NDA Filing For illustration only 2018 Immunogenicity Phase 3 results Pivotal Phase 3 results 2019 Confirmatory Phase 3 results Pediatric Phase 3 results Dasiglucagon Placebo GlucaGen 2020 New Drug Application to FDA 1 Company announcement No. 23/2018, Zealand Pharma achieves primary and key secondary endpoints in pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia; 2 Time to plasma glucose recovery defined as first increase in plasma glucose of >/=20 mg/dL (1.1 mmol/L) from baseline without administration of rescue intravenous glucose. 3 Company announcement No. 15/2019, Zealand Pharma achieves primary and key secondary endpoints in second pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia. 10 Pivotal Phase 31 Confirmatory Phase 33 Median time to plasma glucose recovery2 (minutes) 40 min 10 min12 min ® 0.6 mg1.0 mg 35 min 10 min DasiglucagonPlacebo 0.6 mg

Superior glycemic control with dual hormone pump using dasiglucagon for automated management of diabetes Phase 2 home-use clinical trial testing the iLet™ Bionic Pancreas using Dasiglucagon1 + The iLet™ device GEN 42 Dasiglucagon 4 mg/ml Phase 2 iLet™ gen 3.2 results 1 Beta Bionics and Zealand Pharma joint company announcement, June 6, 2019; 2 www.betabionics.com; Beta Bionics closed $ 63 million Series B financing Dec 2018 11 2020 Phase 3 initiation expected 2019 Insulin only Dual hormone Mean glucose level149 mg/dL 139 mg/dL Mean glucose level <154 mg/dL (achieving ADA target for adults)50% 90% Time spent in range 70-180 mg/dL71% 79% Mean percentage of time CGM glucose < 54 mg/dL0.6% 0.3% Mean percentage of time CGM glucose < 70 mg/dL3.6% 2.4%

Dasiglucagon for congenital hyperinsulinism (CHI) addresses a significant medical need Prevention and treatment of hypoglycemia in pediatric patients with CHI, 7 days of age and older First Phase 3 in up to 32 children with CHI Second Phase 3 in up to 12 neonates with CHI Age 3 months to 12 years Primary endpoint: Age 7 days to 1 year Primary endpoint: • Reduction in weekly hypoglycemic events • Reduction in intraveneous glucose infusion 12 Phase 3 Extension Evaluate long-term safety and efficacy of dasiglucagon for treatment CHI. Ongoing Initiation late 2019 6 children randomized as of July 2019

ClosingRemarks Emmanuel Dulac President and Chief Executive Officer 13

# 2019 Objectives

| | |
|---|---|
| **Accelerate our late-stage pipeline** | • Glepaglutide for short bowel syndrome: 60-80 patients randomized in Phase 3, on track for 2020 results<br>• Dasiglucagon HypoPal® rescue pen: Clinical program completion and NDA submission to the FDA<br>• Dasiglucagon for dual-hormone pumps: Phase 2 completion<br>• Dasiglucagon for congenital hyperinsulinism: Phase 3 program advancement |
| **Advance our early pipeline** | • Once-weekly GLP-1/GLU: Phase 1 clinical results for obesity/type 2 diabetes<br>• Once-weekly Amylin analog: Phase 1 initiation for obesity/type 2 diabetes<br>• Long-acting GLP-1/GLP-2 dual agonist (ZP7570) for SBS: Phase 1 initiation<br>• Complement C3 inhibitor: Pre-clinical development towards Phase 1 initiation in 2020 |
| **Expand our strong financial and organizational position** | • Value-adding partnerships for selected fully-owned drug candidates concluded<br>• Organizational preparedness for commercialization and expansion of U.S. presence<br>• Disciplined financial management with tight cost control |

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ZEALAND PHARMA

# Zealand Pharma in 2019

- First dosing of patients in pivotal Phase 3 with **dasiglucagon** (CHI)
- Collaboration between Zealand and **Alexion** on next generation peptide therapeutics for complement mediated diseases
- Finalized investment in **Beta Bionics** for development of dual-hormone artificial pancreas
- Patients enrolled in Phase 3 extension with **glepaglutide** (SBS)
- Positive confirmatory Phase 3 results for **dasiglucagon HypoPal® rescue pen** (severe hypoglycemia)
- Positive Phase 2 results with **dasiglucagon** (dual hormone artificial pancreas)
- Phase 1 initiation with **ZP7570 GLP-1/GLP-2 dual agonist** (SBS)

Phase 1 initiation with **Amylin analog**[1]

Phase 3 pediatric results with **dasiglucagon HypoPal® rescue pen** (severe hypoglycemia)

FDA New Drug Application for **dasiglucagon HypoPal® rescue pen**

**2019** | **2020**

- First dosing of patients in Phase 3 extension with **dasiglucagon** (CHI)
- Phase 2 initiation with **dasiglucagon** (dual hormone artificial pancreas)

Clinical program completion with **dasiglucagon HypoPal®** (severe hypoglycemia)

Phase 1 completion with **GLP-1/GLU dual agonist**[1]

**GIP/GLP-1/GLU** pre-clinical progress

**C3 complement inhibitor** pre-clinical progress[2]

● Achieved

[1] Partnered with Boehringer Ingelheim; [2] Partnered with Alexion Pharmaceuticals

ZEALAND PHARMA

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Q&A Upcoming investor presentations Morgan Stanley 17th Annual Global Healthcare Conference, New York Bryan Garnier 7th European Healthcare Conference, Paris Jefferies Healthcare Conference, London September November November 10 12 20 16